January 6, 2025

Swee Kheng Chua
Chief Executive Officer
Concorde International Group Ltd.
3 Ang Mo Kio Street 62, #01-49 LINK@AMK
Singapore 569139

       Re: Concorde International Group Ltd.
           Amendment No. 4 to Registration Statement on Form F-1
           Filed December 17, 2024
           File No. 333-281799
Dear Swee Kheng Chua:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 10, 2024 letter.

Amendment No. 4 to Registration Statement on Form F-1
Financial Statements, page 2

1. Please note the updating requirements under Item 8.A.4 of Form 20-F. Alternately, please file a representation as an exhibit to your filing that states that you are not required to comply with the 12-month requirement of audited financial statements in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship. Refer to Instruction 2 of
       Item 8.A.4 of Form 20-F.
 January 6, 2025
Page 2

       Please contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Dietrich King at 202-551-8071 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Louis A. Bevilacqua